

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 8, 2011

By U.S. Mail and facsimile to (561) 514-9046

Mr. Barry Hollander, Chief Financial Officer
Techs Loanstar, Inc.
319 Clematis Street, Suite 703
West Palm Beach, FL   33401

>   **Re: Techs Loanstar, Inc.**
>   **Form 10-K for the year ended April 30, 2010**
>   **Forms 10-Q for the quarters ended July 31, 2010, October 31, 2010**
>   **File No. 333-143630**

Dear Mr. Hollander:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 9A(T) - Controls and Procedures

1. We note that you disclosed the information required by Item 308T of Regulation S-K relating to management's annual report on <u>internal control over financial reporting</u>, but omitted the information required by Item 307 relating to management's evaluation of the effectiveness of the issuer's <u>disclosure controls and procedures</u>. Please amend your Form 10-K as well as your subsequent Form 10-Qs to disclose the information required by Item 307.

Report of Independent Registered Public Accounting Firm, page 1

2. We note that the accountants' report does not indicate that the company is in the development stage. Please revise as appropriate.

3. We note that the first and third paragraph of the accountants' report refer to the year, instead of the eleven month, ended April 30, 2010. Please revise the accountants' report as well as the headings of the financial statements as appropriate.

4. We note that the second paragraph of the accountants' report refers to "the schedule of accounts receivable" instead of the financial statements. Please revise as appropriate.

Statements of Operations, page 3

5. We note that your statements of operations are labeled as unaudited, which is inconsistent with your accountants' report. Please revise as appropriate and confirm to us that all of the financial statements have been audited.

6. We note that you presented impairment of license outside of loss from operations. Please tell us how you considered ASC 360-10-45-4.

Statements of Changes in Stockholders' Deficit, page 4

7. Please refer to your presentation of the reverse merger of ZenZuu USA, Inc. ("ZenZuu") and ZZPartners, Inc. ("ZZP"), and your disclosure in note 2 that ZZP is the predecessor to ZenZuu. Please explain to us the relationship between these entities before and after the merger. Tell us the entity that you identified as the accounting acquirer and the basis for your determination. Tell us how the merger is reflected in the financial statements and what entity's financial statements are presented for periods before and after the merger.

Statements of Cash Flows, page 5

8. The disclosure on page 18 indicates that you paid $450,000 and owe $550,000 of the $1 million license fee. We further note that you presented the license acquisition in investing activities for the full $1 million, and presented the amount owed in operating activities. Please tell us how you considered ASC 230-10-50-3 through 6 which requires that only the cash portion of such transactions shall be reported in the statement of cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief